

November 14, 2023

Thierry Jiewei Li
Chief Financial Officer
CBAK Energy Technology, Inc.
CBAK Industrial Park, Meigui Street, Huayuankou
Economic Zone, Dalian City
Liaoning Province, China 116450

> **Re: CBAK Energy Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated September 25, 2023**
> **File No. 001-32898**

Dear Thierry Jiewei Li:

We have reviewed your September 25, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

Form SPDSCL-HFCAA-GOV filed September 25, 2023

General

1. We note your statement that indicates you have reviewed public filings, including Schedules 13D and 13G, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and explain how you determined no governmental entity owns shares as well as the absence of foreign government representation on your board and boards of your consolidated foreign operating subsidiaries. In addition, please tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program